December 31, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington D.C.

RE:	Registration Statement on Form S-1
Filed October 29, 2018
File No. 333-228042
Sales of Asset-Backed Token vs. Sales of Securities

Dear Madam or Sir,

In your letter dated 11/29/18, you indicated that:

“We note that your business plan contemplates the issuance of Crypto-Gold (CXAU), a cryptocurrency asset that is backed by physical gold. As it appears CXAU will be a security, please provide us with a detailed legal analysis of how you intend to comply with the U.S. federal securities laws.”

Please note that the CXAU is not a security and its issuance does not raise any issues with regard to U.S. federal securities laws.

Coro is a payment network powered by a decentralized private/permissioned ledger technology for online transactions between its members. It offers a wholly functional platform where members interact in a close-loop marketplace using CXAU gold-backed tokens as currency. CXAUs are backed by gold (1 CXAU= 1 troy ounce of gold) and can be spent to transact between members (e.g. purchase of goods, provision of services) in the Coro network or redeemed for fiat currency by the network. The main goal is to provide a stable financial environment for the members of the network where they can transact at minimum cost. Coro Corp. (a subsidiary of Hash Labs Inc.) is the guarantor of the integrity and transparency of all transactions performed on its network.

CXAU’s value is anchored to gold and its liquidity is guaranteed by gold reserves held in the vaults of the Royal Canadian Mint with the only beneficiaries being the holders of the respective tokens. The CXAU has zero volatility since its exchange rate with the currency held in the vault is 1:1. When a CXAU is purchased, a new token is created, when a CXAU is redeemed, the corresponding token is destroyed. The CXAU does not provide any ownership or voting rights and its value does not freely fluctuate.

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net

Legal Analysis

As the sole means of interacting within the Coro platform, CXAU does not fall under the regulation of U.S. Securities laws. Tokens in the CXAU platform are functional products that do not offer a profit or any other benefit typically provided by securities.

Regulation of Tokens under U.S. Federal Law

Currently, the most notable U.S. federal laws that regulate the sale of securities, offer protection to investors and introduce punishment (including criminal) for violations are:

- Securities Act of 1933, as amended;

- Securities Exchange Act of 1934, as amended;

Securities represent an interest or right in something. The most common type of securities is shares of equity in a company. However, securities can also include notes, bonds, debentures, certificates of interest or participation in profit-sharing agreements, preorganization certificates or subscriptions, investment contracts, and others.

The Howey Test is commonly used to determine whether tokens qualify as securities. It was introduced in 1946 in the U.S. Supreme Court case of SEC v. W.J. Howey Co., 328 U.S. 293 (1946) as “a contract, transaction, or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” The form of contract was found to be immaterial so long as the investment met the test criteria.

The Howey Test includes the following definitive prongs, all of which have to be present to satisfy the test for securities:

-	An investment of money

-	Into a common enterprise

-	With the expectation of profits solely from the efforts of the promoter or a third party, whose actions must play a significant role in the success of the business.

CXAU does not meet two of the prongs of the Howey Test.

First, according to SEC vs. Rubera, the “investment of money” prong of Howey requires that the investor “commit his assets to the enterprise in such a manner as to subject himself to financial loss.” CXAU does not assign any ownership rights on the company nor the purchaser is subject to any financial loss in case of enterprise’s nonperformance. CXAU value is anchored to a correspondent gold reserve held in the Royal Canadian Mint’s vault and it is not affected in any way by enterprise performance. Hence, purchase of CXAU is not an investment of money and does not meet the first prong of the test.

Second, any CXAU’s increase of value - and consequent profit - depends exclusively on the fluctuation of the gold market and is totally unrelated to Coro management team’s ability to bring the enterprise to success. The purchaser of CXAU has no “expectation of profit from the efforts of a third party” and the success or unsuccess of the business does not affect the holder of CXAUs in any way.

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net

Because the CXAU fails to meet all prongs of the Howey Test, it cannot be classified as a security.

In addition, promotional materials that describes in detail the product and functional nature of the CXAU show that CXAU does not represent equity, shares, units, royalties or rights to capital, profit or income in the platform or software or in the entity that issues tokens or any other company or intellectual property associated with the platform or any other public or private enterprise, corporation, foundation or other entity in any jurisdiction. The tokens are not therefore intended to represent a security or similar legal interest whatsoever.

Conclusion

The CXAU is a utility token with functionality and qualities of a medium of exchange. It does not meet the above securities test or any statutory definition of security under U.S. Federal and State Laws.

Sincerely,

/s/ Lorenzo Delzoppo

Hash Labs Inc.

Regulatory Compliance Counsel

Admitted to practice in the State of New York

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net

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